[Bank of Hawaii Letterhead]

January 25, 2008

Via Edgar and Facsimile (202) 772-9208

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Bank of Hawaii Corporation
Definitive 14A
Filed March 14, 2007
File No. 01-6887

Dear Mr. Windsor:

This letter serves as the response of Bank of Hawaii Corporation (the “Company”) to your letter dated January 15, 2008.  For your convenience, we have reprinted the Staff’s comment below followed by the Company’s response.

Compensation Discussion and Analysis, page 20

1.                                       In your response to prior comment 2 you suggest that the disclosure of the performance targets are not material to an investors understanding of your incentive compensation program and the awards made under the program.  Please disclose the performance targets or provide additional analysis supporting your suggestion that the performance targets are not material to understanding your compensation program or the awards made under the program during the relevant period.  Also, to the extent that the targets are material to an understanding of the program and the awards program, but you continue to believe that their disclosure would cause competitive harm to the Bank of Hawaii, please provide additional analysis addressing specifically how the disclosure of the NIACC, RAROC, and ROE targets along with the targets set as part of your compliance with Section 162(m) of the Internal Revenue Code could lead to competitive harm to Bank of Hawaii.

Response:  The Company will disclose the performance targets that are evaluated as part of its incentive compensation programs in the Compensation Discussion and Analysis to be included in its 2008 proxy statement.

Additionally, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above information is responsive to your comments.  If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark A. Rossi
Mark A. Rossi
Vice Chairman, Chief Administrative Officer and Corporate Secretary